Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
RKT - MeadWestvaco Corp and RockTenn Agree to Combination Creating a $16 Billion Global Packaging Leader Call

EVENT DATE/TIME: JANUARY 26, 2015 / 02:00PM GMT

OVERVIEW:
MWV and RockTenn together are creating global industry leader in consumer and corrugated packaging with combined equity value of $16b.

CORPORATE PARTICIPANTS
Jason Thompson MeadWestvaco Corporation - Director, IR
John Luke MeadWestvaco Corporation - Chairman & CEO
Steve Voorhees RockTenn Company - CEO
Mark Rajkowski MeadWestvaco Corporation - SVP & CFO

CONFERENCE CALL PARTICIPANTS
Adam Josephson KeyBanc Capital Markets - Analyst
Mark Weintraub Buckingham Research Group - Analyst
George Staphos Bank of America Merrill Lynch - Analyst
Scott Gaffner Barclays Capital - Analyst
Anthony Pettinari Citigroup - Analyst
Chip Dillon Vertical Research Partners - Analyst
Gail Glazerman UBS - Analyst
Chris Manuel Wells Fargo Securities - Analyst
Alex Ovshey Goldman Sachs - Analyst
Al Kabili Macquarie Capital - Analyst

 PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the MeadWestvaco RockTenn conference call. (Operator Instructions). As a reminder, today's conference is being recorded. I would now like to turn the conference over to our host, Director of Investor Relations, Mr. Jason Thompson. Please go ahead, sir.

Jason Thompson - MeadWestvaco Corporation - Director, IR

Thank you. Good morning, everyone. John Luke and Steve Voorhees are here with us today and are joined by Mark Rajkowski and Ward Dickson. John Stakel is also here with us. A notification for this call was broadly disclosed and is being webcast at MWV.com and RockTenn.com where slides are also available. Our commentary is correct as of today, but could include time-sensitive information that is subject to change. In addition, any statements that are forward-looking are subject to known and unknown risks and are not guarantees of future performance. We have allotted 45 minutes for today's call so John and Steve can spend time with employees and other key audiences. We appreciate your respect in this regard. Obviously, John and I will be available for follow-up. I'll now turn the call over to John Luke.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Jason, thanks very much and good morning, everyone. It's a great pleasure to be together today with Steve Voorhees and the team from RockTenn to make this exciting announcement about the combination of two leading packaging companies with highly complementary products and markets and geographic mix. Together, we're creating a global industry leader in consumer and corrugated packaging with a combined equity value of $16 billion, a company with true competitive advantages, including an outstanding organization, a market-focused customer-centric strategy, global scale with 300 operations in 30 countries, leading innovation and technology and material science and manufacturing expertise. This will be a company that will deliver industry-leading financial performance.

The combination makes tremendous sense for a variety of compelling reasons. Most important, we're leveraging the strengths of both companies into a larger, more diverse, more balanced and more global business. The combined company will have an enhanced presence in a global marketplace than presently and will continue to provide substantial opportunities for profitable growth. It will also have the financial strength and flexibility to enable this growth, including the benefit of significant synergies, opportunities to accelerate margin improvement and a combined pension plan that maximizes MWV's overfunded asset and reduces future payments.

This opportunity is born of each company's strategic progress, financial success and history of value creation and return to shareholders over the past several years. For MWV shareholders, we have executed a number of strategic moves that have positioned us for this combination, most recently the sale of our landholdings and subsequent joint venture for our development business and the announced spinoff of specialty chemicals. Together, these steps and our ongoing commitment to maximizing value from our businesses have led to $4 billion of capital returned directly to shareholders over the past decade and very strong returns compared to the S&P 500.

Obviously, RockTenn has a similar commitment to generating shareholder value and Steve will be able to detail how these two high-performing companies come together to extend this record of value creation. I'll turn to Steve for those comments, but suffice it to say that we're both confident that this combination will mark the beginning of a new phase of excellence as we pursue our vision for leadership in the global packaging marketplace. Steve?

Steve Voorhees - RockTenn Company - CEO

Thanks, John. It's been a privilege for me to get to know you and to work with you over the past several months to put this merger together. Many of my colleagues have had the opportunity to work with MWV on a number of fronts. As an example, last year, RockTenn purchased approximately 150,000 tons of paper board from MWV. These purchases were produced by MWV to meet the stringent performance requirements of our folding carton customers. This gives us direct experience with the technical capabilities of the MWV organization. Without exception, all of us have a high regard and a respect for the MWV team and our business relationships. We're looking forward to the opportunity to work together to create far more value for our customers and shareholders than either of our companies could otherwise create on our own.

As many of you know, MWV has taken decisive action to improve its portfolio of businesses over a long period of time, including the recent announcement to spin the specialty chemicals business during calendar 2015. The merged company is committed to complete the spin of the specialty chemicals business.

RockTenn has taken similarly decisive action to implement our strategy across our lines of paper solutions and packaging solutions and we continue to sustain productivity improvements. Most recently, $31 million in the December quarter. Both companies have returned significant capital to our shareholders via dividends, share repurchases and spin distributions. This performance has been favorably received by investors. Over the past three years, MWV has delivered 87% in shareholder return and RockTenn has achieved 98% returns, both well in excess of the S&P 500 total return of 66%. The current positive momentum of both companies makes this an ideal time to merge the companies and accelerate the performance improvements in the context of a larger organization.

The new $15.7 billion sales company will operate with a balanced consumer and corrugated packaging business. On a pro forma basis, the consumer packaging business will be a $6.5 billion sales business accounting for 43% of sales and the corrugated packaging business will be a $7.7 billion business or 50% of sales. We'll have the scale, the assets, the employees, the technical capabilities and the cost structure to successfully serve our customers with a broader product mix across a wider geography and help them win in the marketplace. The merged company will operate 13 million tons of mill capacity, including number one or number two positions in North American SBS, CNK CRB and containerboard and the number two containerboard position in Brazil. I'm particularly excited about the prospect of being able to manufacture all three of the primary folding carton grades to meet our customers' paperboard needs.

Our consumer packaging business will have a distinctive set of capabilities to help our customers win in the market and as we succeed grow with our customers by adding products and services across a global market. Our corrugated packaging business is well-positioned for success. Our North American business has achieved significant performance improvements through capital investment and investment in process and investment in people to improve performance. The most recent quarter, our box volumes increased by 2.5% over last year. In Brazil, our recent investment in a modern paper machine is providing us the opportunity to grow the market for high quality corrugated packaging. Similarly, in India, we're investing making the necessary investments to grow the market for high quality corrugated packaging. I'm excited about the papermaking discussions we've had between the two companies. There's an opportunity for us to improve performance across this business through collaboration.

Our management teams have invested a significant amount of time to identify and quantify the opportunities for the merged company to improve efficiency and productivity. Some of the opportunities are obvious. For example, using our larger scale to accelerate improved purchasing results. Another example is internalizing our purchases of corrugated packaging and recovered fiber. We have other opportunities to improve performance through optimizing our grade mix, for example, between the Demopolis mill and the Covington mill allowing the Demopolis mill to run what it runs best, higher caliper grades, and to allow the Covington mill to run what it runs best, lighter weight grades.

When we aggregate the opportunities, we believe there are $300 million in annual cost savings available to the merged company, balanced among infrastructure, procurement and supply chain efficiencies and mill and converting plant optimization. A well-known and expected benefit of the merger is the monetization of the MWV pension surplus. Our estimates indicate that we can reduce our contributions by over $500 million through 2024 by merging our US pension plans.

Looking at the pro forma combined financial results for calendar 2014, the merged company will generate sales of $15.7 billion and pro forma EBITDA of $2.9 billion, including the $300 million in synergies. Our leverage ratio after taking into account the transaction fees and the funding of the cash election for the RockTenn shareholders is estimated to be 1.74 times. Our pro forma leverage ratio of 1.74 times provides us ample flexibility to implement our strategy. Our current thinking is that the merged company could support a target leverage ratio of 2.25 to 2.5 times, which will likely support an investment grade credit rating.

The merger of the companies with the cost synergies alone creates a formidable competitor in the marketplace and there's plenty for all of us to get excited about. What generates even more excitement for me and the management teams is the platform that we'll have to grow with our customers and markets based on our capabilities, global footprint in North America, South America, Europe and Asia and our technical capabilities in material science and operations. We'll have the financial strength to grow beyond our current footprint by investing in new assets, including acquisitions, that improve our business.

John and I are committed to continuing to deliver attractive shareholder returns. We're committed to spin specialty chemicals during calendar year 2015. This is a very attractive business that will do well on its own. The divestiture will allow us to fully develop our Company to what I believe will rapidly become the most respected company in the global consumer and corrugated packaging business. We will seek opportunities to grow profitably and we'll continue to implement a balanced capital allocation policy to return capital to shareholders all within our target 2.25 to 2.5 times leverage ratio.

John and I have discussed the importance of moving quickly to integrate our businesses with a focus on creating a strong shared culture for the merged company. We'll be off and running later this week and expect to include key people from both companies in the integration planning process. I think the merged company will be even more attractive to highly capable, motivated and collaborative people who want to apply their talents to build a great global packaging company. We will build our shared culture on the basis of acting with integrity and respect for our employees, customers, investors and suppliers.

I personally appreciate all the hard work done by the people throughout MWV and RockTenn to get us to this point and could not be more excited about our future. We're merging two great companies to become a $15 billion consumer and corrugated packaging company focused on customers, innovation and operational excellence. Over the next several months, in addition to developing our integration plans, we'll make the regulatory filings in the United States and overseas that are necessary to complete the merger. We'll also file the prospectus for the merger with the SEC and expect both companies to hold shareholder meetings in the second calendar quarter. We expect to complete the merger and list the new shares of the merged company in the second calendar quarter of 2015. With that, John and I are available to respond to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Adam Josephson.

Adam Josephson - KeyBanc Capital Markets - Analyst

Thanks, good morning and congratulations, everyone; Steve and John obviously included. Steve and John, in terms of the cost synergies to which you are guiding, the $300 million, is there any overlap between that number and the programs that each company already had underway and if so, how much?

John Luke - MeadWestvaco Corporation - Chairman & CEO

Steve, do you want to take that? I think it's fair to say right upfront that we've got cost synergies that are targeted to be above and beyond.

Steve Voorhees - RockTenn Company - CEO

Yes, Adam, we've done extensive work and the $300 million is what we get from the combination, which would be additive to what we would otherwise be able to do on our own.

Adam Josephson - KeyBanc Capital Markets - Analyst

Okay, so the $2.9 billion excludes what you already -- what you have underway at each company?

Steve Voorhees - RockTenn Company - CEO

Yes.

Adam Josephson - KeyBanc Capital Markets - Analyst

And one other one on the synergies, how much do you believe is SG&A-related versus COGS-related?

Steve Voorhees - RockTenn Company - CEO

We haven't gotten into that level of detail to try to figure out where the geography is on the financial statements.

Adam Josephson - KeyBanc Capital Markets - Analyst

Sure. And just one more, Steve and John. In terms of the corrugated versus consumer, are you particularly interested in expanding in one versus the other in the years to come or not necessarily? And just on the capital allocation side, you talked about dividends, buybacks, M&A on one of the slides. Do you have any strong preferences in terms of that basket of capital allocation opportunities?

Steve Voorhees - RockTenn Company - CEO

I've got a strong preference for creating the most shareholder value and I think all of those, whether it's consumer or corrugated, I think you mentioned the general alternatives and we'll look at all of those and try to optimize them based on the value we can create for shareholders.

John Luke - MeadWestvaco Corporation - Chairman & CEO

I think Steve said that well. I think one of the things, Adam and others on the call, that's significant and it is part of the reason we're sitting here today is that we see significant global opportunity to leverage the platform we have, the knowledge. These markets, whether it be the corrugated for industrial packaging or consumer packaging, there is a tremendous opportunity in targeted markets all around the world and it's a matter of deciding which way to go and when to do it.

Adam Josephson - KeyBanc Capital Markets - Analyst

Thanks, Steve. And John, just one last one. In terms of the culture, as you talked about culture earlier, Steve, how do you think the companies cultures will fit together and how different are they?

Steve Voorhees - RockTenn Company - CEO

I think they are going to fit very well together. I think the merged company is going to take the best from both companies and I think will be a distinctive, very attractive culture for all of our stakeholders.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Right. And I would just supplement that by saying, one, I agree with Steve completely; two, there is a common bond of integrity first in all of our dealings that both organizations share a desire to win in the marketplace and all of that was reflected -- Steve referenced earlier the tremendous amount of teamwork that's been undertaken getting us to this point and the collaboration has been nothing short of outstanding.

Adam Josephson - KeyBanc Capital Markets - Analyst

Thanks a lot, Steve and John, and congratulations again.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Thank you.

Operator

Mark Weintraub.

Mark Weintraub - Buckingham Research Group - Analyst

Thank you and my congratulations as well. First, I guess I'm trying to understand a little bit as we go forward, MeadWestvaco has very much had the global objectives on the growth side. RockTenn has historically been a bit more North American-focused. It sounds like the combined entity, a lot of -- this really creates potential maybe to accelerate on the global side. Is that a fair observation or not? And maybe before that, I recognize the first big issue is getting all that $300 million in synergies and so any additional color, and I recognize it's early in the going, but anything that you can help us in understanding how you get to the $300 million target would be very much appreciated.

John Luke - MeadWestvaco Corporation - Chairman & CEO

We will do our best, Mark. Thank you very much. Let me just comment a little bit on the first part of your question and that is that I think there will be continuing opportunities for growth here in North America as we sort out opportunities with our shared major customers and others whom our capabilities will fit nicely with, but to your broader point, there's significant opportunity around the world for us to grow as we see more activity in emerging markets in particular. Steve mentioned India and Brazil as two in his comments. China also represents significant opportunity clearly as we look for the longer haul. Each of these areas hold great opportunity and they will in proper order be considered as part of the strategy evaluation.

Steve Voorhees - RockTenn Company - CEO

I think we've got growth opportunities in North America and other areas of the world and it's very consistent with I think what we've been trying to do at RockTenn. And of course, certainly with what MWV has done. I think with respect to the synergies, we've done a significant amount of work. I think it's difficult to time them out, but I think if we were going to estimate timing them out, probably -- I'm just going to use a quarter of the first year and then the residual will come in the next two years, but it's really early to get precise. We have had -- we have done a significant amount of work across the companies to identify the opportunities.

Mark Weintraub - Buckingham Research Group - Analyst

Okay, and one quick follow-up. Any breakup fees involved?

Steve Voorhees - RockTenn Company - CEO

We are going to file the merger agreement I understand later today and I would just refer you to that. I'm sure they'll be other questions people will want to look at them.

Mark Weintraub - Buckingham Research Group - Analyst

Sure thing. Thank you.

Operator

George Staphos.

George Staphos - Bank of America Merrill Lynch - Analyst

Thanks. Hi, everyone good morning and good luck with the transaction. Piggybacking a little bit on the synergy questions and the deal timeline, how long in fact have you been studying the combination between the two companies? And I'm interested again from the standpoint of what makes you so confident on the optimization synergies and supply chain synergies since both companies have been already quite aggressive and effective in getting at synergies as individual companies?

John Luke - MeadWestvaco Corporation - Chairman & CEO

I'll start, George and then turn to Steve. I think we have, over the course of the last several months, Steve and I have had significant conversations about shared strategic opportunities and as we have gotten more excited about the potential the combination can represent, we have obviously focused in greater detail in bringing others into discussions about the potential synergies. So we have great confidence in the work that has been done to date and we have substantial confidence in the compelling upside, value creating potential of the combination and the strategies that will be pursued.

George Staphos - Bank of America Merrill Lynch - Analyst

Okay. And the next question I had and related, you mentioned that -- I think, Steve, it was in your comments -- that you were quite pleased to be offering all of the major folding carton grades now in your suite of products and certainly that's something we would understand and appreciate. How important is that in the overall strategic imperative of putting these two companies together? Was that item number one in a list of 5 or 10 or is it balanced with your other benefits that you get from this transaction?

Steve Voorhees - RockTenn Company - CEO

I think there's so many benefits, it's hard to prioritize any particular one as being almost even greater than the other. I think that's a very nice thing we very much like about the transaction. I think we will be able to communicate with our customers on their folding carton needs better having the three grades, but I wouldn't put that -- I really wouldn't put that higher or lower than any of the other benefits.

George Staphos - Bank of America Merrill Lynch - Analyst

Understood. Two last ones and I'll turn it over. Home health and beauty, which was making lots of progress within MeadWestvaco, it's now part of a much larger and frankly much more paperboard-oriented company. How do you see it fit within the new company? And similar to specialty chemicals, might it perhaps be better off independent given its substrate and the mindset of its customers relative to paperboard? And then separate question, what makes you so confident about being able to get the transaction completed by the second quarter? Thanks and good luck.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Home health and beauty is a consumer packaging business. We have overlapping customers; they've got a great footprint. They have some folding carton assets and home health and beauty, so I just look at that as playing just an integral part of our consumer packaging business. At least with respect to timing, we've received significant advice on the timing and that's what we've said what we think the expectations are and we are very comfortable with those expectations.

George Staphos - Bank of America Merrill Lynch - Analyst

Thank you, Steve.

Operator

Scott Gaffner.

Scott Gaffner - Barclays Capital - Analyst

Good morning. Congratulations. Just wanted to go back to the cultural fit question for a minute. Steve, before you completed the Smurfit-Stone acquisition, there was a lot of legwork that was done around the cultural fit there and I realize there were some issues that came up as the merger took place, or as that acquisition took place. Can you just dig a little bit deeper on the cultural fit here and what exactly makes you feel like the two cultures are similar and the synergies can flow from that?

Steve Voorhees - RockTenn Company - CEO

I think Smurfit is a relevant example. I think you used the word acquisition and merger in the same tone. I think Smurfit was very much an acquisition and this is very much a merger. I think if you look at the -- both companies have been very successful. I think both have very complementary capabilities and there's just so much that we can do better together than we can do separately. So both companies bring great people and capabilities to the organization. I've been very pleased with the collaboration and the spirit that we've had and the work in putting together the transaction. I'm very much looking forward to working with everybody on both companies to create what I think will be an even better company than either one of us could have if we were not to merge. John, do you have --?

John Luke - MeadWestvaco Corporation - Chairman & CEO

No, I think I made a few comments earlier about the values and the collaboration. I think that's positive. I think the other thing I would punctuate is that all of the feedback this morning from both organizations is that there is just great enthusiasm and excitement in the halls of both companies and I think that says a tremendous amount as well.

Scott Gaffner - Barclays Capital - Analyst

Okay. And as I look at the combination on the folding carton side of the business, is there any significant overlap from a customer perspective and likewise, are you baking in any dissynergies within that combination?

Steve Voorhees - RockTenn Company - CEO

I can't answer the question specifically on overlap just because I haven't looked for that. I think for the organization overall, we do have relationships with -- I think both companies have relationships with the very large consumer packaging companies and I expect we are going to have a terrific value proposition to offer to the marketplace.

John Luke - MeadWestvaco Corporation - Chairman & CEO

I think, Steve, you've said that well. The only thing that I would add is not factored into the synergy bucket, but we see significant strategic potential providing the opportunity to leverage RockTenn's folding carton network in serving existing customers or potential customers in markets that we serve for both food and beverage.

Scott Gaffner - Barclays Capital - Analyst

Right. And then just last question, I'm familiar with the RockTenn productivity initiative. Steve, I think you said prior was $200 million of productivity initiatives between 2016 and 2018. But, John, can you maybe familiarize us with the already identified MeadWestvaco cost savings that were identified within the system? Thanks.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Yes. We've had a margin improvement program in place and we have, by the end of 2014, have established a run rate mark of the $75 million that we had targeted --.

Mark Rajkowski - MeadWestvaco Corporation - SVP & CFO

We issued $85 million.

John Luke - MeadWestvaco Corporation - Chairman & CEO

$85 million, again -- right --.

Mark Rajkowski - MeadWestvaco Corporation - SVP & CFO

And we will deliver another $50 million on top of that in 2015 bringing the total savings to $135 million versus the $125 million target that we established (inaudible).

Scott Gaffner - Barclays Capital - Analyst

Thank you.

Operator

Anthony Pettinari.

Anthony Pettinari - Citigroup - Analyst

Good morning and congratulations on the merger. I was wondering, in your prepared remarks, you referenced officers and senior managers of the new company will be selected on a kind of best fit approach. I was wondering if you could talk about the timeline for selecting your senior management teams, when we think about what the new segments of NewCo will be. Can you just talk a little bit about the timeline you expect for that and maybe the process that you will use to make those decisions?

Steve Voorhees - RockTenn Company - CEO

We're going to start immediately. This is a tremendous opportunity to take out a clean sheet of paper and put together I think a great organization. I don't think John or I have preconceived notions about what that would look like. We have a tremendous group of talented executives and employees in the Company and we want to optimize the opportunities for them and for the Company. I expect at the completion of the merger that we would have all that sorted out and get off to a very fast start once the merger is completed.

Anthony Pettinari - Citigroup - Analyst

Okay, that's helpful. And then just regarding the headquarters, you talk about the principal executive offices being in Richmond and operating offices in Atlanta. Is that something that you see as a long-term -- sustainable in the long term? Smurfit had split headquarters with mixed results some would argue. How do you think about the operating offices versus the executive office in the long term?

Steve Voorhees - RockTenn Company - CEO

I think we're going to get out a clean sheet of paper and figure out the best way to organize. We've got tremendous capabilities in both Richmond and Atlanta and I think we're going to want to preserve those and also put together the best organization we can.

Anthony Pettinari - Citigroup - Analyst

Okay, that's helpful. I'll turn it over.

Operator

Chip Dillon.

Chip Dillon - Vertical Research Partners - Analyst

Yes, and good morning and congratulations. First question is can you talk a little bit about whether there's some market synergies or operational synergies you see having all three paperboard substrates under one roof, which we've never seen before, basically joining bleached board with CNK and CRB? And is there really something to that or is that not the main focus of the synergies or benefits of the deal?

Steve Voorhees - RockTenn Company - CEO

I don't -- it's not I'd say a significant part of the $300 million. I think it's an opportunity for us to go to our customers in the folding carton business and be agnostic with respect to substrates. And I think we're going to be able to use the technical capabilities we have to be able to develop what is in fact the optimal board grade and composition for our customers in a way that we just haven't been able to do before. And I don't know how much that might be worth. I expect it's going to be worth a lot to our customers because we're going to be able to go to them with capabilities we just have not had before.

John Luke - MeadWestvaco Corporation - Chairman & CEO

I think, Steve, I think you said that well. We see great opportunities that aren't factored into the synergies at all, Chip, that relate to the lightweighting capability that we at MWV have developed. Most recently with the expansion down in Brazil, we see significant opportunities in material science. And those things can be spread really across a much broader system and as that is done generate significant upside value for our investors and importantly make us just that much more meaningful and relevant and valuable in the marketplace.

Chip Dillon - Vertical Research Partners - Analyst

Got you. That's helpful. And then could you just clarify one thing. I know that you mentioned the split of the share ownership after the deal was tied to preserving some of the -- I guess the structure potential of the chemical divestiture. Is that really more to preserve the potential for a Reverse Morris Trust or is it also necessary for just a pure spin-off post the deal to have that set up?

Steve Voorhees - RockTenn Company - CEO

I think it preserves the flexibility for the merged company to be able to create the highest value from the spin of the specialty chemicals business.

Chip Dillon - Vertical Research Partners - Analyst

Whether it's a Reverse Morris Trust or an outright spin?

Steve Voorhees - RockTenn Company - CEO

Exactly.

Chip Dillon - Vertical Research Partners - Analyst

And then the last thing, and I don't want to put you on the spot, but if you go to slide 16, it looks like, if I look at where consensus is for the fourth quarter or calendar quarter, which hasn't been reported, I'm looking at the adjusted EBIT and it looks like MeadWestvaco is in line with where the consensus is. But when I look at the RockTenn number, it's sort of implying, at least if I read the adjusted EBIT number of $1.1 billion correctly, that you're looking for like $256 million in the fourth quarter, which, on my math, would get you over $1 in earnings per share. And you might not want to address that, but am I missing something? I think I'm doing the math right when I look at the last four quarters, including the last quarter of 2014.

Steve Voorhees - RockTenn Company - CEO

Chip, this is tied to our calendar year 2014 results, so we've put out our earnings announcement earlier today and so I'd just refer you to that. It should tie. If it doesn't, please call John Stakel and we'll work through it.

Chip Dillon - Vertical Research Partners - Analyst

Well, we've been so excited about the merger, we didn't even know you put that out, so we'll take a look. Thank you.

Steve Voorhees - RockTenn Company - CEO

We had a very good quarter and I think that's not the focus of this call, but I do invite you to read our press release and MWV's press release as well on the quarterly results.

Operator

Gail Glazerman.

Gail Glazerman - UBS - Analyst

Hi, good morning. Can you talk about any overlap, if there is any, between MeadWestvaco's export activity out of Brazil and RockTenn's export activity?

John Luke - MeadWestvaco Corporation - Chairman & CEO

The short answer is that I'm not aware of any overlap in activity. Much of what MWV is doing in Brazil is produced and sold locally or to nearby Latin American countries. There is an opportunity to sell much more broadly from a global standpoint, but RockTenn is selling into Central America largely and so it's a complementary mix.

Gail Glazerman - UBS - Analyst

Okay. And I just want to double check. Would it be correct to assume that, given the merger, that your thoughts on use of proceeds from the spin of chemicals might have changed and that may not be a priority?

Steve Voorhees - RockTenn Company - CEO

We're going to look at the opportunities that we have and I think the spin of specialty chemicals is a priority because it makes sense and I think the use of proceeds will just go into our overall balance sheet and we will go through our balanced capital allocation strategy to identify and figure out the best use of those proceeds.

Gail Glazerman - UBS - Analyst

Okay. And I realize obviously this is a relative distraction compared to what's going on right now, but, Steve, have you given any thought to down the road once things settle down how this transaction might impact your thoughts on potential use of the MLP structure?

Steve Voorhees - RockTenn Company - CEO

The MLP is still there and we're continuing to evaluate it. I think it's a very comparable opportunity, but I think you're very right on the priorities. I think our first priority is to be able to get the merger executed and integrated. And there's just so much value that can be created, that needs to be our primary focus in the near term.

Gail Glazerman - UBS - Analyst

All right. Thank you.

Operator

Chris Manuel.

Chris Manuel - Wells Fargo Securities - Analyst

Good morning, gentlemen and congratulations.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Thank you, Chris.

Chris Manuel - Wells Fargo Securities - Analyst

A couple quick questions. First, with regard to synergies or elements there, the $300 million you talked about, just to be clear, the $175 million to $200 million, John, that your organization has been targeting, that's still on the table. That's not inclusive within the $300 million. Is that correct?

John Luke - MeadWestvaco Corporation - Chairman & CEO

We have not double-counted anything; in fact, we've been meticulous to keep buckets very separate.

Chris Manuel - Wells Fargo Securities - Analyst

Okay. Second question, as you go to target this $300 million, are there going to be costs or cash elements required for perhaps severance or what have you done to put those together that you could share with us?

Steve Voorhees - RockTenn Company - CEO

It's hard to estimate. We're very early on in the process, but I think if you're going to have a notional number, it would be somewhere around $100 million.

Chris Manuel - Wells Fargo Securities - Analyst

Okay, that's helpful.

Steve Voorhees - RockTenn Company - CEO

It would be a combination of capital and other cash expenditures.

 Chris Manuel - Wells Fargo Securities - Analyst

And then two just last quick ones. First, and it's a follow-on from the last question, what would your integration levels be like in Brazil? I know RockTenn was exporting a chunk of board down there and I think, Mead, you were agnostic or maybe even moving a little bit around Latin America. What would your integration levels be like down there post all this?

Steve Voorhees - RockTenn Company - CEO

First of all, RockTenn's exports to Central and South America have not been to Brazil. They've been to Central America and the Western side of South America and also Mexico. So I just don't have in my brain the integration levels in Brazil.

John Luke - MeadWestvaco Corporation - Chairman & CEO

Right. But I think overall one of the -- if we think about integration broadly, there is going to be a significant opportunity for technology and capability exchanged between Brazil and the rest of the current RockTenn system.

Chris Manuel - Wells Fargo Securities - Analyst

That's helpful. Then my last one was capital spending as a combined entity. What would you just have us think about as a preliminary thought with respect to what CapEx in this year is going to be putting things together and getting stuff done, but what a normalized CapEx as an organization might look like.

Steve Voorhees - RockTenn Company - CEO

We put in the slides $750 million to $900 million and that's a very preliminary number. It's going to be interesting to go through because I think we're going to be able to avoid capital that we otherwise would spend, but we're also going to have greater opportunities and how that balances out, I can't predict, but we're going to go through our capital process and identify the opportunities and allocate the capital appropriately.

Chris Manuel - Wells Fargo Securities - Analyst

I'm assuming though that was without the specialty chemicals business in there, is that correct? The number, the $750 million to $900 million?

Steve Voorhees - RockTenn Company - CEO

I'll just say yes because we're not that precise about it.

Chris Manuel - Wells Fargo Securities - Analyst

Okay, thank you. Good luck, guys.

Operator

Alex Ovshey.

Alex Ovshey - Goldman Sachs - Analyst

Thank you. Good morning, guys. Most of my questions have been asked. Just a couple of follow-ups for you. First, Steve, for you, you went through a big combination, if you will, with Smurfit and I think the synergy number at the end of it all came in significantly above where you initially thought it would be for that transaction. So maybe can you just talk about some of the lessons learned and that could potentially help you accelerate that $300 million number and potentially drive upside to that number?

Steve Voorhees - RockTenn Company - CEO

To me, the biggest lesson learned from the Smurfit acquisition was culture. I think I've been very consistent (technical difficulty). This is a merger of two very similar companies and I think culture is going to be an opportunity more than a problem. I think our ability to get the merged company off to a fast start, I think we're going to put the organizations together, hopefully build on the enthusiasm for the transaction and I think it will be the employees of the Company, which are going to be able to generate the results hopefully in excess of the $300 million.

Alex Ovshey - Goldman Sachs - Analyst

That makes sense, Steve. And just on the leverage to get to the pro forma number of 2.25 to 2.5, what's your timeline post-close to get there and would the preference be to do it through further M&A or through a leveraged buyback approach?

Steve Voorhees - RockTenn Company - CEO

I'll just tell you this is a very fun finance problem. There's a lot of alternatives and I won't prejudge what the best alternative is. We're just going to take out a piece of paper and see what creates the most value and again, this is -- on a list of finance problems, this is a high-class problem.

Alex Ovshey - Goldman Sachs - Analyst

Absolutely. And in terms of timeline, is it something you want to get to within like a 12-month period?

Steve Voorhees - RockTenn Company - CEO

I'd just repeat, it's early for us to be able to speak to that definitively.

Alex Ovshey - Goldman Sachs - Analyst

Very fair. Okay, best of luck with everything. Thank you very much.

Operator

Al Kabili.

Al Kabili - Macquarie Capital - Analyst

Hi, thanks and congratulations. I just wanted to clarify on the synergies, the cost to achieve the synergies, is it just the $100 million in severance I think you indicated to an earlier question or do you foresee other costs to achieve the $300 million in synergies?

Steve Voorhees - RockTenn Company - CEO

It's not $100 million in severance. It's $100 million overall. We have significant work to be able to integrate the IT systems. We're going to have some capital in order to take advantage of the I'll call it the operating synergies and I think that's a notional number and we will provide more specific guidance on it, but I'm glad you asked the question because I just want to underline it's not $100 million in severance, it's $100 million in integration costs. In two significant companies, there's a lot of work to do along those lines.

Al Kabili - Macquarie Capital - Analyst

Okay, okay. Thank you for the clarification, Steve. And it also sounds like -- it doesn't sound like that -- to also an earlier question on the CapEx, it didn't sound like you think CapEx will materially go up for the combined company as a result and if anything, there's opportunities maybe for it -- for some synergies on the CapEx side, if I understand it correctly.

Steve Voorhees - RockTenn Company - CEO

You've got that right. And if it does go up, it's going to be because we have terrific opportunities to generate very attractive returns.

Al Kabili - Macquarie Capital - Analyst

Okay, good, very good. And then just a last question, and I know you're not giving tons of detail on the annual synergies, but it looks like the most direct overlap of the two businesses is on the US boxboard side and just in the context of the $300 million in annual synergies, just maybe help us size up if you're prepared to share it maybe how much of that is boxboard-related versus some of the other areas that you highlighted as far as synergy capture.

Steve Voorhees - RockTenn Company - CEO

I can't provide a lot of specifics on what that number is at this point.

Al Kabili - Macquarie Capital - Analyst

All right, thank you very much and good luck.

Jason Thompson - MeadWestvaco Corporation - Director, IR

Okay, everyone. Thanks for joining us today. Obviously, we'll be speaking with many of you over the coming days and weeks and of course, John and I are available for follow-up. Thank you very much. Julia, can you please give out the replay information?

Operator

Ladies and gentlemen, this conference will be available for replay after 11 AM today through February 26 at midnight. You may access the executive replay system at any time by dialing 1-800-475-6701 and entering the access code of 352014. International participants may dial 320-365-3844. Again, those numbers are 1-800-475-6701 and 320-365-3844 and enter the access code of 352014. That does conclude our conference for today. Thank you for your participation and for using the AT&T executive teleconference service. You may now disconnect.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MeadWestvaco caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MeadWestvaco as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn’s and MeadWestvaco’s respective shareholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MeadWestvaco have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MeadWestvaco Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MeadWestvaco’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MeadWestvaco’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MeadWestvaco’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MeadWestvaco have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MeadWestvaco and RockTenn will be submitted to the respective shareholders of MeadWestvaco and RockTenn for their consideration.  In connection with the proposed transaction, MeadWestvaco and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MeadWestvaco and RockTenn (the “Joint Proxy Statement”) and each of MeadWestvaco and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC.  The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MeadWestvaco or RockTenn with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MeadWestvaco, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MeadWestvaco’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MeadWestvaco intend to file with the SEC.